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        [As adopted November 9, 1939; amended in Release No. 35-25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and Release No. 35-25886 (85,226), effective November 1, 1993, 58 F.R. 51488.]

File No.    69-247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

For the fiscal year ended December 31, 2002

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

DPL INC.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

        Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company ("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

        Claimant holds shares in the following subsidiaries:

          (1)  DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and until October 31, 2000 distributed natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity service area covers 24 counties in West Central Ohio. DP&L's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

            (a)  Energy Innovations, Inc. ("EII"), an Ohio corporation organized on December 18, 1985, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. EII is engaged in the business of technology research and development. EII merged into DP&L in December 2002.

            (b)  DPL RTC Management Company ("RTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. RTC owns and manages regulatory transition fees.

            (c)  DPL GTC Management Company ("GTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. GTC owns and manages customer transition fees.

            (d)  DPL Finance Company, Inc. ("FINANCE"), a Delaware corporation organized on June 28, 2001, and having its principal executive office at 103 Foulk Road, Suite 243, Wilmington, DE 19803. FINANCE provides financing opportunities among affiliated companies.

            (e)  DPL EM, LLC ("EM"), a Delaware limited liability company organized on September 26, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, OH 45432. EM owns and manages utility emission credits.

          (2)  MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MPI owns and is a developer of a parcel of real estate. MPI is a wholly-owned subsidiary of Claimant.

          (3)  Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVL leases communications and other miscellaneous equipment and owns real estate. MVL has an 18% ownership interest in CTC. MVL owns 100% of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH") described herein. MVL is a wholly-owned subsidiary of Claimant.

            (a)  MVMH, an Ohio corporation organized on November 14, 1996, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVMH currently does no business. MVL owns 100% of the outstanding shares of MVMH.

          (4)  Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.

          (5)  Miami Valley Lighting, LLC ("MVLT"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.

          (6)  Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly owned subsidiary of Claimant.

          (7)  DPL Energy, LLC ("DPL ENERGY"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPL ENERGY engages in the business of brokering wholesale electric energy. DPL ENERGY is a wholly owned subsidiary of Claimant.

          (8)  DPL Energy Resources, Inc. ("DPLERI"), an Ohio corporation organized on November 7, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPLERI markets retail electric power in West Central Ohio. DPLERI is a wholly owned subsidiary of Claimant.

          (9)  Plaza Building, Inc. ("PLAZA"), an Ohio corporation organized on    November 30, 1999, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. PLAZA is the owner of 100% of the outstanding shares of MVE, Inc. PLAZA is a wholly owned subsidiary of Claimant.

            (a)  MVE, Inc. ("MVE"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVE provides financial support services to DPL Inc. and its subsidiaries. MVE is a wholly owned subsidiary of PLAZA.

                (i)  Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVCTC leases and owns aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary of MVE.

                (A)  CTC, an Ohio general partnership organized on September 30, 1981 and having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377. CTC provides transportation services pursuant to a service agreement. MVCTC has an 82% ownership interest in CTC.

          (10)  1065 Holding Co., Inc. ("1065"), a Delaware corporation organized on December 9, 1998, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. 1065 is not actively engaged in any business. 1065 is a wholly owned subsidiary of Claimant. 1065 was dissolved in December 2002.

            (a)  1065 Insurance Company, Ltd. ("INSURANCE"), a Bermuda limited liability company that has its principal executive office at Chevron House, Third Floor, 11 Church Street, Hamilton HM 11, Bermuda. INSURANCE is not actively engaged in any business. INSURANCE is a wholly owned subsidiary of 1065. INSURANCE has taken steps to dissolve itself and dissolution is pending.

          (11)  DPL Capital Trust I ("TRUST"), a Delaware business trust organized on February 1, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of TRUST. The financial activities of TRUST are reported in the attached Exhibit A within the results of DPL Inc. The preferred securities issued by TRUST were redeemed in August of 2001.

          (12)  DPL Capital Trust II ("TRUST II"), a Delaware business trust organized on August 23, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST II was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of TRUST II. The financial activities of TRUST II are reported in the attached Exhibit A within the results of DPL Inc.

2.
A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        DP&L and DPL Energy are subsidiaries of the Claimant that own property used for the generation, transmission and distribution of electric energy for wholesale and retail sale, and for transmission and distribution of natural or manufactured gas. The Claimant's electricity service area lies wholly within the State of Ohio. DP&L sold its natural gas retail distribution assets and certain liabilities on October 31, 2000.

        The Claimant's present generating facilities have a winter generating capability of 4,787,000 KW. Of this capability, 2,843,000 KW (approximately 59%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes the Claimant's generating facilities.

				MW Rating
Station	Ownership*	Operating Company	Location	DP&L Portion	Total
Coal Units
Hutchings	W	DP&L	Miamisburg, OH	371	371
Killen	C	DP&L	Wrightsville, OH	402	600
Stuart	C	DP&L	Aberdeen, OH	820	2,340
Conesville -Unit 4	C	CSP	Conesville, OH	129	780
Beckjord-Unit 6	C	CG&E	New Richmond, OH	210	420
Miami Ford-Units 7&8	C	CG&E	North Bend, OH	360	1,000
East Bend-Unit 2	C	CG&E	Rabbit Hash, KY	186	600
Zimmer	C	CG&E	Moscow, OH	365	1,300
Combustion Turbines or Diesel
Hutchings	W	DP&L	Miamisburg, OH	33	33
Yankee Street	W	DP&L	Centerville, OH	138	138
Monument	W	DP&L	Dayton, OH	12	12
Tait	W	DP&L	Dayton, OH	10	10

Sidney	W	DP&L	Sidney, OH	12	12
Tait Gas Turbine 1-3	W	DP&L	Moraine, OH	304	304
Killen	C	DP&L	Wrightsville, OH	16	24
Stuart	C	DP&L	Aberdeen, OH	3	10
Greenville	W	DPL Energy	Greenville, OH	236	236
Darby Station Units 1-6	W	DPL Energy	Darby, OH	480	480
Montpelier Units 1-4	W	DPL Energy	Montpelier, IN	224	224
Tait Units 4-7	W	DPL Energy	Montpelier, IN	320	320

*
W = Wholly Owned; C = Commonly Owned

        DP&L's electric transmission and distribution lines owned and in service as of December 31, 2002 were as follows:

Nominal Voltage	Overhead Lines Circuit Miles		Underground Lines Cable Miles
345 KV	434	*	0
138 KV	377		3
69 KV	966		1
33 KV	37		0
Less than 33 KV	12,727		4,422

Total Miles	14,541		4,426

*
This figure includes 127 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (307 circuit miles) of 884 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

        DP&L wholly owns and operates 151 substations with a total capacity of 14,056,500 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

        DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

        Exhibits C and D attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.

3.
The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)
Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

Claimant	DP&L
None	19,246,549,000 kWh;
0 MCF

  (b)
  Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Claimant	DP&L
None	None
  (c)
  Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	2,735,166,000 kWh;
0 MCF

2002 Electric Sales outside the State of Ohio

	Sales
State/Country	Thousands of kWh	Dollars
Connecticut	13,284	284,650
Delaware	25,690	665,716
Indiana	29,457	853,659
Kentucky	235,673	6,518,002
Maryland	238,001	5,012,271
Massachusetts	20,334	531,584
Michigan	702,655	20,669,375
Minnesota	42,677	1,175,291
Missouri	36,506	1,023,591
New Jersey	9,535	331,872
New York	269,212	6,398,260
North Carolina	2,676	80,149
Oklahoma	10,278	290,922
Pennsylvania	133,657	3,696,869
South Carolina	1,964	100,901
Tennessee	39,602	1,225,607
Texas	467,025	12,532,585
Virginia	456,940	12,701,697

TOTAL	2,735,166	74,093,001

  (d)
  Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	1,277,787,000 kWh;
0 MCF

2002 Electric Purchases outside the State of Ohio

	Purchases
State/Country	Thousands of kWh	Dollars
Canada	800	13,600
Connecticut	2,646	61,002
Delaware	35,609	1,148,447
Florida	1,600	37,400
Georgia	39,326	660,565
Indiana	149,032	3,415,215
Kentucky	99,395	2,472,023
Maryland	71,972	1,748,847
Massachusetts	3,592	68,304
Michigan	43,048	1,063,110
Minnesota	29,356	935,154
Missouri	29,742	859,912
New Jersey	17,587	624,088
New York	4,987	98,782
North Carolina	22,825	765,932
Oklahoma	16,229	321,375
Pennsylvania	419,439	10,319,718
South Carolina	800	23,200
Texas	286,672	7,478,847
Virginia	3,130	96,362

TOTAL	1,277,787	32,211,883

4.
The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)
Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

    None

  (b)
  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

    None

  (c)
  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

    None

  (d)
  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    None

  (e)
  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    None

EXHIBIT INDEX

			Page
Exhibit A	-	Consolidating Financial Statements for twelve months ended December 31, 2002	10
Exhibit A-1	-	Non-Utility Consolidating Financial Statements for twelve months ended December 31, 2002	13
Exhibit B	-	Map showing location of certain major electric generating plants, transmission substations and 765 KV and 345 KV transmission lines owned by DP&L or interconnected with DP&L's electric system	29
Exhibit C	-	Map showing location of a major electric generation plant, certain major transmission substations and 345 KV and 138 KV transmission lines within DP&L's service territory	30

EXHIBIT A

        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

        Consolidating financial statements for the twelve months ended December 31, 2002 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended December 31, 2002 are attached as Exhibit A-1.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

DPL Inc. (Name of claimant)
By: /s/ ELIZABETH M. MCCARTHY
Elizabeth M. McCarthy Group Vice President and Chief Financial Officer
Attest:
/s/ ARTHUR G. MEYER

Arthur G. Meyer Vice President and Corporate Secretary

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Elizabeth M. McCarthy	Group Vice President and Chief Financial Officer

(Name)	(Title)
1065 Woodman Drive, Dayton, Ohio 45432

(Address)

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EXHIBIT INDEX
EXHIBIT A